UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2024

Commission File Number: 001-40588

Marti Technologies, Inc.

Buyukdere Cd. No:237

Maslak, 34485

Sariyer/Istanbul, Türkiye

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Marti Technologies, Inc. (the “Company”) is filing this Report on Form 6-K to provide its notice and proxy statement for the Company’s 2024 Annual General Meeting of Shareholders (the “2024 Annual Meeting”). The 2024 Annual Meeting will be held on December 19, 2024, at the Company’s offices at Buyukdere Cd. No:237, Maslak, 34485, Sariyer/Istanbul, Türkiye, at 9:00 a.m. New York time / 5:00 p.m. Istanbul time. A copy of the (i) notice and proxy statement and (ii) proxy card are attached hereto as Exhibit 99.1 and Exhibit 99.2, respectively.

On November 25, 2024, the Company received a resignation letter from Yousef Hammad informing the Company that he does not intend to seek re-election at the 2024 Annual Meeting. Mr. Hammad will continue to serve as a Class II director until the adjournment of the 2024 Annual Meeting. On November 25, 2024, the board of directors of the Company nominated Alexander Spiro for election as a Class II Director at the 2024 Annual Meeting to fill the vacancy created by Mr. Hammad’s resignation.

The information in this Form 6-K, including the exhibits, shall not be deemed to be “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and shall not be incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), except as shall be expressly set forth by specific reference in such filing.

EXHIBIT INDEX

Exhibit No.	Description
99.1	2024 Notice of Annual General Meeting of Shareholders and Proxy Statement
99.2	Form of Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MARTI TECHNOLOGIES INC.

Date: November 26, 2024	By:	/s/ Oguz Alper Öktem
		Name:	Oguz Alper Öktem
		Title:	Chief Executive Officer

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